UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month August 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated August 2 2011.	2

RELEVANT EVENT
Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) announces the closing of the transaction to acquire 100% of the capital stock of the holding company of the Australian-Swiss group, Lateral-Medion, of which the Company had acquired 49% of the capital stock and 100% of the voting rights on March 3, 2009 (as informed in the relevant event issued on that date). The total sum paid for the acquisition of the remaining 51% of the capital stock amounts to AUD 12.5 million (EUR 9.5 million).
In Barcelona, on the 2nd August 2011

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: August 2, 2011